

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen
Your Ref.

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Our Ref. / Date

Telefon / Telefax
Telephone / Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
10 February 2005



05005910

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691



The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

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Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069


RECEIVED
2005 FEB 18 P 3:22

Monthly Report 01/2005

▸ Investor Info

▸ Traffic Figures

Investor Info

Change in capacity utilisation in January 2005 compared with previous year


80
75
%
70
65
60
2005
2004
PassengerLF
CargoLF
GroupLF

Rise in passenger numbers and cargo tonnage

In January the Lufthansa Group airlines carried more than 3.5 million passengers - 1.2 per cent more than in the same period last year. Sales grew by 6.8 per cent, far outstripping the 2.4 per cent increase in available capacity. As a result, the passenger load factor rose by 3.0 percentage points to 73.2 per cent. Whereas capacities in Europe and the Americas were reduced, as planned, by 5.4 and 1.2 per cent respectively, additional routes from Munich to Asia and an extra daily flight to South Africa led to growth rates of almost 13 per cent in the respective traffic regions.

Lufthansa Cargo transported 127,000 tonnes of freight and mail in January, representing a year-on-year increase of 6.5 per cent. Although sales rose by 11.6 per cent, they failed to keep pace with the 14 per cent increase in available capacity resulting from the additional marketing of belly capacity on US Airways flights and other European partner airlines.The cargo load factor therefore slipped by 1.4 percentage points to 63.6 per cent. Lufthansa Cargo has now optimised its network in order to adjust capacities even better to global traffic flows.
The Lufthansa Group improved its overall load factor by 0.3 percentage points to 68.6 per cent.

Lufthansa and TAP launch cooperation

Lufthansa and TAP Air Portugal entered a strategic partnership on 1 February, and are now offering a range of codeshare services. Procedures for baggage handling, airport services and lounges have also been coordinated. In addition, members of the respective frequent flyer programmes can collect miles on the partner airline. Passengers will be able to redeem miles once TAP has officially joined the Star Alliance, scheduled for Spring 2005. At Frankfurt and Munich, TAP has already shifted its operations into the Star Alliance/Lufthansa terminals in order to speed up transfers.

Lufthansa Cargo improves key product td.Pro

Since 1 February Lufthansa Cargo has been offering a substantially enhanced td.Pro service. Airfreight transports can now be booked direct on flight numbers through all reservation channels. New electronic tracking options have also been introduced to provide faster transit times and deliver information and service improvements.

Amadeus negotiations with BC Partners and Cinven

Amadeus shareholders Lufthansa, Air France and Iberia have entered into exclusive

Investor Infos

Next Issue
9 March 2005

Reports

Annual Repor
23 March 200

Annual Gener
Meeting

Next AGM
25 May 2005

□ **Here you will**

▷ Future Financ

▷ Annual Repor

□ **Additional in**

▷ Quotes

▷ Share Develo

▷ Dividend


▷ www.lufthan

negotiations with BC Partner and Cinven with a view to launching a public tender offer for 100 per cent of Amadeus Global Class A shares at the agreed price of Euro 7.35 per share. After the acquisition, Amadeus would be de-listed from the Madrid stock exchange. The airlines intend to retain their shareholdings in Amadeus.

Please note:
The Lufthansa Group's annual results for 2004 will be published on 23 March 2005. On that date the Annual Report will also be available for downloading from the Internet.

The next Investor Info with the traffic figures for February 2005 will be published on 9 March 2005.
For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-mail: investor.relations@dlh.de

9 February 2005

Traffic Figures

Lufthansa Passenger Business Group*	**January 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	3,549	+ 1.2	3,549	+ 1.2
Available seat-kilometres (mio)	10,850	+ 2.4	10,850	+ 2.4
Revenue pax-kilometres (mio)	7,942	+ 6.8	7,942	+ 6.8
Passenger load factor (per cent)	73.2	+ 3.0P.	73.2	+ 3.0P.
Number of Flights	45,706	- 3.5	45,706	- 3.5

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**January 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Cargo/mail in 1,000 tonnes	127	+ 6.5	127	+ 6.5
Available Cargo tonne-km (mio)	916	+ 14.0	916	+ 14.0
Revenue Cargo tonne-km (mio)	582	+ 11.6	582	+ 11.6
Cargo load-factor (%)	63.6	- 1.4P.	63.6	- 1.4P.
Number of Flights	2,375	+ 38.2	2,375	+ 38.2

Lufthansa Group	**January 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Available tonne-kilometres (mio)	2,017	+ 8.3	2,017	+ 8.3
Revenue tonne-kilometres (mio)	1,383	+ 8.8	1,383	+ 8.8
Overall load factor (per cent)	68.6	+ 0.3P.	68.6	+ 0.3P.
Number of Flights	48,081	- 2.1	48,081	- 2.1

Europe (incl, Germany)	**January 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	2,658	- 0.8	2,658	- 0.8
Available seat-kilometers (mio)	3,004	- 5.4	3,004	- 5.4
Revenue pax-kilometers (mio)	1,790	+ 0.5	1,790	+ 0.5
Passenger load-factor (%)	59.6	+ 3.5P.	59.6	+ 3.5P.
Cargo/mail in 1,000 tonnes	54	- 0.9	54	- 0.9
Available Cargo tonne-km (mio)	100	+ 9.8	100	+ 9.8
Revenue Cargo tonne-km (mio)	39	+ 2.5	39	+ 2.5
Cargo load-factor (%)	39.2	- 2.8P.	39.2	- 2.8P.

America (North & South)	**January 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	414	+ 1.6	414	+ 1.6
Available seat-kilometers (mio)	3,802	- 1.2	3,802	- 1.2
Revenue pax-kilometers (mio)	3,044	+ 3.1	3,044	+ 3.1
Passenger load-factor (%)	80.1	+ 3.4P.	80.1	+ 3.4P.

Cargo/mail in 1,000 tonnes	33	+ 17.0	33	+ 17.0
Available Cargo tonne-km (mio)	326	+ 22.0	326	+ 22.0
Revenue Cargo tonne-km (mio)	218	+ 18.5	218	+ 18.5
Cargo load-factor (%)	66.9	- 2.0P.	66.9	- 2.0P.

Asia/Pacific	**January 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	308	+ 17.0	308	+ 17.0
Available seat-kilometers (mio)	2,960	+ 12.7	2,960	+ 12.7
Revenue pax-kilometers (mio)	2,327	+ 16.0	2,327	+ 16.0
Passenger load-factor (%)	78.6	+ 2.2P.	78.6	+ 2.2P.
Cargo/mail in 1,000 tonnes	32	+ 7.5	32	+ 7.5
Available Cargo tonne-km (mio)	413	+ 9.8	413	+ 9.8
Revenue Cargo tonne-km (mio)	280	+ 7.9	280	+ 7.9
Cargo load-factor (%)	67.7	- 1.2P.	67.7	- 1.2P.

Middle East & Africa	**January 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	167	+ 7.9	167	+ 7.9
Available seat-kilometers (mio)	1,066	+ 12.8	1,066	+ 12.8
Revenue pax-kilometers (mio)	770	+ 10.5	770	+ 10.5
Passenger load-factor (%)	72.2	- 1.5P.	72.2	- 1.5P.
Cargo/mail in 1,000 tonnes	9	+ 16.7	9	+ 16.7
Available Cargo tonne-km (mio)	76	+ 11.4	76	+ 11.4
Revenue Cargo tonne-km (mio)	45	+ 12.9	45	+ 12.9
Cargo load-factor (%)	59.4	+ 0.8P.	59.4	+ 0.8P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9 February 2005

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1 February 2005


Lufthansa

Investor Infos

Next Issue
9 March 2005

Reports

Annual Repor
23 March 200

Annual Gener
Meeting

Next AGM
25 May 2005

Here you will

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Annual Repor

Additional in

Quotes

The Share



www.lufthan

Lufthansa and TAP Air Portugal starting extensive cooperation

Lufthansa and TAP Air Portugal have started an extensive strategic cooperation. As of 1st February 2005, the two airlines offer code-sharing flights, in other words, in each case with the flight numbers of both airlines. These flights can be booked via the reservation systems. Both airlines will offer their joint customers worldwide transfer connections which are coordinated with each other, thus making travel as convenient as possible for passengers. Also in other areas such as baggage handling, airport services and lounges, coordinated procedures will all contribute to an improvement in travel comfort for the passengers.

Members of the airlines' frequent flyer programmes, Miles and More and Navigator, can collect miles as of 1st February 2005 on flights of the respective other airline. The redemption of miles with the respective other airline will be made possible by the admission of TAP to the Star Alliance which is scheduled for spring 2005.

At the same time TAP will transfer its operations and passenger check-in facilities to the Star Alliance/Lufthansa terminals at Frankfurt Airport (Terminal 1) and at Munich Airport (Terminal 2), in order to provide its passengers with rapid and convenient transfers between TAP and Lufthansa as well as the other partner airlines.

The code-share services will initially include the following:

. All TAP and Lufthansa flights between Portugal and Germany.
. Lufthansa flight numbers on the TAP flights between Lisbon and Porto, Faro, Funchal as well as Dakar.
. TAP flight numbers on the flight services operated by Lufthansa between Munich and Frankfurt as well as within Germany to Hamburg, Berlin, Bremen, Düsseldorf, Nuremberg, Hanover, Dresden, Cologne, Stuttgart, Leipzig and Münster.
. TAP flight numbers on the Lufthansa flights from Frankfurt and Munich to major European cities like Helsinki, Riga, Prague, Athens, Budapest and Zagreb.
. Lufthansa flights to selected destinations in Asia, such as Bangkok, Hong Kong and Singapore will also be provided with a TAP flight number after receiving the necessary official approval.

Both partners intend to extend the code-sharing to further destinations.

Deutsche Lufthansa AG
Corporate Communications
Sandra Kraft
Tel. + 69 696 – 58266 / – 2999
Fax + 69 696 – 90960
http://presse.lufthansa.com

TAP Air Portugal
Corporate Communications
Isabel Palma
Tel. + 351 21 841 50 04
Fax + 351 21 841 58 81

1 February 2005

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Back to overview


Lufthansa
Second Investor Day
Dr Karl-Ludwig Kley
Member of the Board and CFO
Deutsche Lufthansa AG
Frankfurt, January 27th, 2005
1


2004 at a glance
New board for Thomas Cook
Lufthansa sells 13.2 % of Amadeus
Labour contract reached for LH Cityline
LGM sold
Funding of pension provisions starts
Thomas Cook: Restructuring measures announced
LH sells its 30.3% stake in Tank&Rast
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Thomas Cook sells 12 B757-200
Stake in Eurowings increased to 49%
Rights Issue announcement
Chef Solutions sold
Excellence & Growth decided for LH Cargo
New board for LSG Sky Chefs
Labour contract for pilots and ground staff
2

Our strategy

- Focus on core competencies
- The leading European network carrier
- Differentiation by quality and innovation
- Profitable growth
- Value creation

Focus on core competencies

Passenger Business drives the Group

Individual business segment strategies	System correlation in the Group
▪ Competitive position ▪ Growth/Returns ▪ Capital requirement ▪ Risks	▪ Competence match with passenger business ▪ Relevance to passenger business ▪ Dependence on passenger business
Lufthansa AG; LSG Sky Chefs; Lufthansa Cargo AG; Thomas Cook AG; Lufthansa Technik AG; Lufthansa Systems GmbH	LSG Sky Chefs; Lufthansa Systems; Thomas Cook; Lufthansa Cargo; LH Passage; Lufthansa Technik


The leading European network carrier
Lufthansa and its Star Alliance Partners offer the leading global network...
More than 14,500 daily flights to 784 destinations in 133 countries
AIR CANADA
AIR NEW ZEALAND
ANA
Austrian
bmi
LOT POLISH AIRLINES
Scandinavian Airlines
SINGAPORE AIRLINES
SOUTH AFRICAN *)
Spanair
*)
Thai
UNITED
US AIRWAYS
VARIG
STAR ALLIANCE MEMBERS
Blue1
ADRIA
CROATIA AIRLINES
Status: December 2004
*) TAP will join Star Alliance on February 1st,2005; SAA will join the Star Alliance in 2005
5
Lufthansa Aviation Group


The leading European network carrier
... supported by the best and broadest European feeder network
Lufthansa Regional
Air Dolomiti
Augsburg Airways
CityLine
Contact Air
eurowings
Blue1
SAS
MAERSK AIR
bmi
CIMBER AIR
LOT
LUXAIR
Austrian arrows
Austrian
ADRIA
AIR PORTUGAL
Air Dolomiti
JatAirways
AIRLINES
Spanair
Air One
Role of regional partners
Hub feed
connecting small catchments to Lufthansa's hubs Frankfurt and Munich
flights into „banks“ with lower demand offering more frequencies for customers
Point-to-point traffic
connecting small regional markets with low unit cost
Status: December 2004
6
Lufthansa Aviation Group


Differentiation by quality and innovation
Lufthansa improves the service portfolio to suit changing customer needs ...
Demand
Services
No-Frills
Charter
Economy
"no flex" - "full flex"
Business
Executive BusinessJet
First
Executive Services
Germanwings
Condor
Lufthansa German Airlines
Lufthansa Regional
Net Jets
Price
Quality
7
Lufthansa Aviation Group


Differentiation by quality and innovation
... and continues to push product features
Top-Customer Terminals in Frankfurt and Munich
Star Alliance Terminal in Munich
Long-haul Innovation – New Business Class since 2003
Wireless LAN worldwide in our lounges and FlyNet on Board
Executive Business Jet from Dusseldorf and Munich to the US
Executive Jet Services in cooperation with NetJets
8
Lufthansa Aviation Group


Differentiation by quality and innovation
Lufthansa will further enhance hub quality
Minimum connecting time
in minutes
130
50
45
45
30
LHR AMS CDG FRA MUC
Source: MCT Amadeus
Punctuality
in per cent
AEA Hubs 3rd quarter 2004
82.5
81.0
73.9
68.9
55.8
MUC FRA CDG AMS LHR
Source: AEA - Association of European Airlines
9 Lufthansa Aviation Group


Profitable growth
The A380 allows profitable growth on trunk routes
SFO
LAX
ORD
JFK
IAD
MIA
DEL
HKG
BKK
SIN
NRT
10 Lufthansa Aviation Group


Profitable growth
The turbo of transformation ...
Customer focus
- Quality products
- Innovation
- Frequent Flyer Programme
More passengers
more airline partners
Focus on premium passenger
Unit cost advantage
Economies of scale in hubs
Increased feeder network
B747-400
A340-600
A380
Flight frequencies
Multi-hubs
Network management capabilities
11


Value creation
... will lead to long term value creation
Cash Value Added (CVA) 1999 – 2003 in m€
1999
2000
2001
2002
2003
140
549
96
114
588
5
-217
-628
-449
77
404
-332
-217
-745
-527
Passenger Business
Lufthansa Group
LSG Sky Chefs & Thomas Cook
12

Deliverables 2005

- Moderate capacity growth
- 350 m€ (+x) cost cutting - second phase of action plan
- Break even PBT of Thomas Cook
- Break even operating result of LSG Sky Chefs (before extraordinary restructuring charges)
- Control supply chain for passenger business
- Continue portfolio management


Moderate capacity growth
Capacity measures 2003-2005
ASK-Change in per cent vs. previous period
25
20
15
10
5
0
-5
-2
10
6
9
19
16
-2
7
4
-0.9
2.4
1.5
Wi2003/04
Su2004
Wi2004/2005
Su2005
short haul
long haul
total
14
Lufthansa Aviation Group



Moderate capacity growth
Lufthansa will meet the long-term growth path only in 2009
Production and demand (Short- and Long-haul)
(in ASK million)
~4%
market growth
130,000
120,000
110,000
100,000
90,000
80,000
70,000
60,000
Forecast
Lufthansa growth path
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
15
Lufthansa Aviation Group



350m€ (+x) cost cutting - second phase of action plan
Lufthansa continues its successful cost management in 2005
Status: September 30th, 2004: 354 m€
2004: 430 m€
2005: 350 m€
2006: 420 m€
1.2 bn€ sustainable cost reduction
Internal providers
• Lufthansa Technik: Optimisation of maintenance
• LSG Sky Chefs: Product optimisation for short haul, procurement optimisation
• Lufthansa Systems: New IT-working place model
• Insurance: price reduction on aircraft insurances
External providers
• Net-price model in Germany
• New price model in Europe
• Upgrading direct marketing
• Initiative Air Traffic for Germany
110%
External providers
90 m€
Production framework/ processes
120 m€
97%
Internal providers
115 m€
Staff
105 m€
51%
75%
Staff
• Cockpit: productivity increase
• Cabin: Minimum crew complement
• Ground: process optimisation of check-in
• CityLine: New labour agreement
Production framework / processes
• Lufthansa Regional
• Higher aircraft utilisation (Ping-pong-traffic)
• Improved ground processes at Frankfurt airport
16
Lufthansa Aviation Group

Break even PBT of Thomas Cook

Restructuring efforts support 2004/05 result

- Restructuring and cost reduction programme for Airline Germany and sales market Germany is key focus
- Improvement of operating performance of 130 m€ expected
- Further portfolio measures and divestment programme ongoing
- Focus on Airline & Tour Operator
- 2003 (120 companies) => 2006 (60 companies)

Break even operating result of LSG Sky Chefs

(before extraordinary restructuring charges)

Expectations for 2005	
No scheduled goodwill amortization	95 m€
Improved operating performance	53 m€
No Chef Solutions	21 m€
Others	12 m€
Total relief (indicative)	**181 m€**

- Projects in place to achieve positive operating result before restructuring charges in 2005
- New management team and new management structure implemented



Control supply chain for passenger business
Passenger Airlines
▪ HEICO
▪ MUC T 2
▪ JFK T 1
▪ LH stations
▪ Globe Ground, Germany
▪ Leos
▪ Lufthansa German Airline
▪ Lufthansa Regional
▪ Air Dolomiti (100%)
▪ Eurowings/ Germanwings (49%)
▪ BMI (30%)
▪ Luxair (13%)
▪ LHT
▪ LSG
▪ LH Systems
▪ LFT
▪ Delvag Insurance
▪ Airplus
▪ Direct sales channels
▪ Amadeus
▪ Opodo
▪ Miles & More
19
Lufthansa Aviation Group

Outlook 2005

- Fuel
- Capital expenditures
- Dividend policy


Fuel
Lufthansa's fuel hedging continues to be successful
Fuel hedging profits
in m€
427
33
95 95
121
159
1999 2000 2001 2002 2003 Q1-Q3 2004
Fuel hedge scenario
Status: January 2005
market price
LH price 2004
LH price 2005
Hedging levels in 2005
1Q2005 2Q2005 3Q2005 4Q2005
21 Lufthansa Aviation Group


Capital expenditure
CapEx and cash flow 2004 - 2006e
in bn €
1.7
1.8
1.7
1.9
2.0
0.4
1.1
1.2
0.6
0.5
1.5
0.8
0.6
1.1
0.5
0.1
0.5
2004e
2005e
2006e
2007e
CapEx long haul A/C
CapEx other A/C
other CapEx
Cash flow
22 Lufthansa Aviation Group


Dividend policy
Lufthansa will continue its dividend policy
in m€
1000
800
600
400
200
0
-200
-400
-600
-800
-1000
1997
1998
1999
2000
2001
2002
2003
operating result
net profit/loss
Dividend payout
21% 20% 30% 22% - 32% - payout ratio operating profit
32% 29% 34% 33% - 32% - payout ratio net profit
23
Lufthansa Aviation Group


Lufthansa
Thank you!
Dr Karl-Ludwig Kley
Member of the Board and CFO
Deutsche Lufthansa AG
Frankfurt, January 27th, 2005
24
Lufthansa Aviation Group